ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(f)

Registration No. 333-166447

May 29, 2012

COLE CORPORATE INCOME TRUST, INC.

Cole Corporate Income Trust, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Cole Capital Corporation, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 907-2653.

The June 2012 issue of Investment Advisor and a May 22, 2012 posting on AdvisorOne.com included an article regarding investing in commercial real estate written by the executive vice president and chief investment strategist of the Company’s sponsor. The full text of the article is reproduced below.

Commercial Real Estate: An ‘Alternative’ Goes Mainstream

Investors who have ignored or avoided CRE should pay attention

BY INDRANEEL KARLEKAR

May 22, 2012 — Reprints

Institutional investors have long recognized the advantages of including commercial real estate (CRE) in a balanced portfolio. But for some investors, exposure to real estate has been limited. This article will discuss four characteristics of CRE that merit attention.

Income Returns

Investments can produce two kinds of positive returns: income and capital gains. In the case of “core” commercial real estate such as retail, office and industrial properties, income returns generated from tenants’ rental payments have historically accounted for more than 90% of total returns, compared with 25% in the case of stocks, according to data from the National Council of Real Estate Investment Fiduciaries.

Income returns on commercial property may be particularly attractive today relative to other investment alternatives. Aggressive Federal Reserve policies aimed at promoting economic recovery have pushed cash and Treasury yields down to record low levels. Indeed, as of December 2011, the spread between yields on CRE (about 6% per NCREIF) and 10-year Treasuries (around 2% per the Federal Reserve) was near a historic high. Yields on corporate bonds (around 5% for BAA corporate, per the Federal Reserve) and the S&P 500 (2% per Moody’s Analytics) generally did not match those available from commercial real estate.

Relatively higher income returns point to another attribute: the potential for capital gains. Attractive yields indicate that, on a relative basis, the income generated from CRE is high relative to its price. The corollary is that the price of commercial real estate is attractive relative to the income it commands, leaving room for appreciation.

Lower Volatility

Real estate’s stable income potential helps temper its volatility relative to asset classes whose performance hinge on daily price movements. CRE returns have historically been nearly as stable as bonds and far less volatile than equities, whose prices are more sensitive to market sentiment. This relative stability is alluring in today’s uncertain economic climate, when financial markets are experiencing extraordinary turbulence.

Diversification

Commercial real estate may offer compelling value as a relatively reliable source of current income. Yet its potential for reducing risk is enhanced when it is included in a balanced portfolio. Like equities and bonds, real estate is influenced by economic and financial drivers. But it can also have unique characteristics, including lease terms that may help protect rental income from economic fluctuations and building cycles that may impact market conditions.

According to modern portfolio theory, when two assets behave differently, an investor can reduce risk for any given level of expected return by combining them in a portfolio. With correlations of less than 0.35 to all major asset classes, over time, commercial real estate has had meaningful capacity to reduce portfolio risk through diversification.

Inflation Hedging

Inflation is currently modest, in line with the Federal Reserve’s implicit target of around 2%, and high unemployment will likely keep inflation fears at bay for the time being. However, the massive increase in the Fed’s balance sheet (tripling over the past three years to nearly $3 trillion) has raised the possibility of a significant upturn in inflation once economic conditions firm.

Several studies have confirmed CRE’s ability to hedge inflation. Fundamentally, real estate’s value is supported by the rental payments it generates. In periods of high inflation, rising wages and profits increase the amount tenants are willing to pay for any given amount of space. Meanwhile, higher construction costs restrict commercial development. The resulting increase in demand and decrease in supply lifts rental rates.

There is strong precedent that CRE contributes positively to enhancing risk-adjusted returns in a balanced portfolio. If anything, today’s environment of low yields on alternative investments, heightened volatility and increased long-run inflation risks augments the case for investing in commercial real estate.

About the Author

Indraneel Karlekar

Indraneel Karlekar is executive vice president and chief investment strategist at Cole Real Estate Investments.